Contact

www.linkedin.com/in/jackchakerian
(LinkedIn)

Top Skills

Adobe Premiere Pro
Generative AI
Video Editing

Languages

Chinese (Limited Working)
Japanese (Limited Working)
Spanish (Limited Working)
Korean (Limited Working)
Hindi (Limited Working)
Turkish (Limited Working)

Jack Chakerian

Director • Editor
Greater Seattle Area

Summary

Seattle-based filmmaker —— has directed and screened films internationally

jackchakerian.com

Experience

Mood

Content Lead
July 2023 - Present (1 year 11 months)
Seattle, Washington, United States

• Edit commercials and creating product & UGC ads for various social media, increasing conversions and awareness across all platforms.
• Analyze data to strategize better ways to grow leads
• Use AI to generate innovative styles & strategies for marketing

Zoopsquid

Director
September 2018 - February 2024 (5 years 6 months)
Seattle, Washington, United States

Zoopsquid is an award-winning international studio dedicated to crafting mind-bending, transformative experiences through animation.

Independent, Various Projects

Narrative Director
January 2022 - May 2023 (1 year 5 months)
Barcelona, Catalonia, Spain

Tonight We Dance (2023): Directed and edited a 20-minute psychological drama film, commuting weekly across Spain to coordinate with actors and a production team of 60+ people, resulting in a cinematic, thought-provoking final product.

Un Banco, Octubre (2023): Directed a festival-worthy 10-minute one-take film, meticulously rehearsing camera and actors over months to capture the perfect

shot within a limited timeframe at sunset. Editing this one-take was a matter of subtle but essential speed and cropping adjustments.

Susurrador de Basura (2022): Directed a festival-worthy short film while navigating the film industry abroad, showcasing creative problem-solving and resourcefulness in bringing the core of the film to life.

Boclips
Business Development Representative
June 2021 - December 2021 (7 months)

Flockjay
Tech Fellow
February 2021 - May 2021 (4 months)
Seattle, Washington, United States

Flockjay's mission is to make tech accessible for people from underrepresented communities. Flockjay provides emerging entrepreneurs the training they need to change technology's current landscape. Fellows in Flockjay's honors program receive high-impact sales training from world-class experts.

Fluentcamp
Digital Marketing Manager
March 2018 - July 2019 (1 year 5 months)
Seattle, Washington, United States

- Binge-learned copywriting, google ads + analytics, mailchimp, and SEO— resulting in over 700 subscriptions and counting.
- Built relations with graphic designers, a frontend developer and Japanese teachers to build a successful language course.

italki
English Second Language Teacher
October 2016 - August 2018 (1 year 11 months)
Seattle, Washington, United States

Built a client-base of students with whom I communicated regularly to help meet their personal learning targets

ATRA
Director
June 2015 - September 2016 (1 year 4 months)
Seattle, Washington, United States

- Quickly learned a variety of film production skills
- Coordinated the efforts of over 50 individuals to create festival-worthy films shot in four cities in Washington State.
- Oversaw contracts of cast and crew to achieve our goal within budget.

Education

University of Washington
International/Global Studies · (2013 - 2015)

ESCAC - Escola Superior de Cinema i Audiovisuals de Catalunya
Direction Masters · (January 2021 - December 2022)